INDEPENDENT INVESTMENT BANKERS, CORP.
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities:		
Net loss	$	(3,814)
Adjustments to reconcile net loss to		
net cash provided from operating activities:		
Depreciation expense		2,093
Change in assets and liabilities:		
Other assets		993
Accounts payable and accrued expenses		66,562
Net cash provided by operating activities		65,834
Cash flows used in financing activities:		
Distributions to shareholder		(10,650)
Net cash used in financing activities		(10,650)
Net increase in cash		55,184
Cash and cash equivalents at beginning of year		147,572
Cash and cash equivalents at end of year	$	202,756
Supplemental disclosures of cash flow information:		
Income taxes paid	$	15,179
Interest paid	$	-

See notes to the financial statements and independent auditors' report.